SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received from B3 – Brasil, Bolsa, Balcão, Official Letter 755/2023-SLS, transcribed below, requesting clarification regarding news published in the press.

Transcript of Official Letter B3 755/2023-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Mrs. Elvira Baracuhy Cavalcanti Presta

Investor Relations Officer

Ref.: Request for clarification on news published in the press

Dear Sirs,

In news published by Estadão Broadcast+, on 06/02/2023, under the title “ELETROBRAS/WILSON FERREIRA: ELETROBRAS CAN INVEST 4 TIMES MORE THIS YEAR”, it states, among other information, that “Eletrobras envisages being able to invest up to 4 times more this year, in relation to the approximately R$ 4 billion that the company used to invest annually when it was state-owned, highlighted the president of Eletrobras, Wilson Ferreira Jr, just now, during participation in the Brazilian Forum of Leaders in Energy.”

We request clarification on the marked item, until 06/05/2023, with your confirmation or not, as well as other information considered important.”

In response to said demand, the Company informed, through the Relevant Fact disclosed on August 1, 2020 to announce the 2020-2035 Strategic Plan, that the privatization of the Company would lead to investments in the order of R$ 12.6 billion a year. Considering that Eletrobras was, until the privatization, making annual investments of around R$ 4 billion per year, the numbers mentioned in the report are correlated with such information previously disclosed.

The increase in the Company's investment capacity is related to the decotization of its hydroelectric plants and the new concession contracts, entered into within the scope of the privatization process and regulated by Law 14,182/2021, which granted the Company new concessions for another 30 years under the regime independent producer; as well as the projects disclosed within the scope of its Transformation Plan, through announcements, relevant facts, proposals for the management of shareholders' meetings and presentation of results, all duly registered with the CVM, such as reduction of legal liabilities, corporate restructuring, among others others.

In addition, the increase in investments is also associated with the exchange of equity interests, which have been carried out by the Company, which will provide for the consolidation of Ebitda and also new investments in the sector. Such transactions and their respective effects were also subject to the due report to the market, under the terms of CVM Resolution 44, as is the case of the acquisitions involving Santo Antonio Energia S.A, Baguari, Retiro Baixo and Teles Pires.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In this context, the presentation of the Company's results for the first quarter of 2023 ("1Q23"), released on May 5, 2023, also highlighted such an increase in the level of investments in the year, which went from R$ 553 million in 1Q22 to 1.6 billion in 1Q23.

Thus, Eletrobras understands that there is no additional information to be provided, since the explanation given by the President of the Company on the increase in the company's investment capacity had already been the subject of extensive previous disclosure.

Rio de Janeiro, June 05, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.